

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 19, 2017

Ronald B. Freeman
Chief Financial Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, NC 28711

   Re: Ingles Markets, Incorporated
   Form 10-K for the Fiscal Year Ended September 24, 2016
   Filed December 16, 2016
   File No. 0-14706

Dear Mr. Freeman:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ William H. Thompson

                                    William H. Thompson
                                    Accounting Branch Chief
                                    Office of Consumer Products

   cc: Patricia E. Jackson
          Controller